Mail Stop 3561

August 16, 2006

Shu-Heng Wang
Principal Executive Officer
Gold Rock Resources, Inc.
C/o Corporation Trust Company of Nevada
6100 Neil Road, Suite 500
Reno, Nevada 89511

> **Re:** **Gold Rock Resources, Inc.**
> **Registration Statement on Form SB-2**
> **Filed July 20, 2006**
> **File No. 333-135891**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please revise your reference to "Bulletin Board" to more specifically reference the "Over-The-Counter Bulletin Board."

2. Please limit your disclosure to the information required by Item 501 of Regulation S-B. For example, please relocate your discussion regarding the funds that will be held in a separate account, the definition of "Sold" securities, etc. to the body of the prospectus.

Summary of Our Offering, page 5

Our Business, page 5

3. We note your disclosure that the one property consists of "[o]ne mining claim containing fourteen cells." Please expand your disclosure to briefly define "mining claim" and "cells."

Risk Factors, page 6

Our plan of operation is limited to finding an ore body. As such we have no plans…, page 6

4. According to your disclosure, your plan of operation is "[l]imited to finding an ore body." Further, you state that you have "[n]o plans for revenue generation" and investors "[s]hould not expect any revenues from operations." This disclosure appears inconsistent with your disclosure in the fourth risk factor, where you state that in order to achieve and maintain profitability, you are dependent upon your "[a]bility to achieve revenues." We also note similar references to generating revenues in your seventh and eighth risk factors. Please revise or advise.

Because our management does not have technical training or experience…, page 7

5. We note that in the first sentence of the heading you state that since your management does not have the requisite training or experience, you "[w]ill have to hire qualified personnel." In the next sentence, however, you state, "If we can locate qualified personnel, we may have to suspend or cease operations…." Please revise to reconcile or explain.

Because there is no escrow, trust or similar account, your subscription…, page 8

6. We note your reference to a 180 day offering period, with the possibility of extending it for an additional 90 days. On the cover page, however, the offering period is stated as 270 days, without mention of a possible extension. Please revise to reconcile or advise.

Business, page 17

Background, page 17

7. We note your disclosure that Shu-heng Wang acquired "[o]ne mineral property containing fourteen mining claims…by arranging the staking of the same…." In the summary on page 5, however, you stated that the property consists of "[o]ne mining claim containing fourteen cells." Please revise for consistency or advise.

Location and Access, page 19

8. Please define all technical or industry-specific terms the first time they appear, so that they are easily understandable to one not familiar with your industry. For example, we note your use of "Dry Interior Belt biotic zone," "Intermontane Belt," "upper Triassic aged Nicola Group," "elongate basin," "pyroclastic rocks," "andesitic to basaltic composition," "porphyrytic in augite pyroxene," "plagioclase feldspar," "analcite-bearing trachybasalt," "brecciated equivalents," "lahar deposits," etc. Please revise accordingly.

Regulations, page 25

9. Please expand your disclosure to more fully describe the material compliance requirements of the Canadian Mineral Tenure Act Regulation and the British Columbia Mineral Exploration Code.

Management's Discussion and Analysis or Plan of Operation, page 26

Plan of Operation, page 26

10. We note that your disclosure here appears to substantially repeat much of your general disclosure in the business section. Accordingly, please revise to discuss your plan of operations for the next twelve months with more specificity. In this regard, please provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the steps you must take to carry out each milestone. We may have further comment upon review of your response. See Item 303(a) of Regulation S-B.

11. We note your disclosure that if you raise the minimum in the offering, the proceeds will be able to last twelve months. You further state that you may not have enough money to complete your exploration of the property. Please expand your disclosure to more clearly describe your cash needs for the next twelve months. In this regard, please disclose your current amount of cash on hand, the amount of cash you need to remain operational for the next twelve months and the amount of cash you need to complete the exploration of the property.

Management, page 30

Background of Officers and Directors, page 31

12. Please expand your business experience description of Jean Jin to describe her business experience from August 2001 to August 2003.

Principal Stockholders, page 33

13. Please revise the table to state, if true, that the class of shares represented in the table is common stock. Further, please expand the table to indicate the percentage of the class owned prior to the offering. See Item 403 of Regulation S-B.

Financial Statements, page 37

14. We note your disclosure that your fiscal year end is April 30. In the summary on page 5, however, you state that your fiscal year end is June 30. Please revise to reconcile or advise.

Undertakings, page 52

15. Please include the undertakings in Item 512(a)(4) of Regulation S-B.

Exhibit 23.1

16. Please have your independent registered accounting firm revise their consent to reference the period from March 14, 2006 (date of inception) to April 30, 2006, rather than the year ended April 30, 2006.

Signatures

17. Please include conformed signatures with your amended filing.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or William Thompson, Associate Chief Accountant, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao,

Attorney Advisor, at (202) 551-3338 or me at (202) 551-3720 with any other questions you may have.

                              Sincerely,

                              H. Christopher Owings
                              Assistant Director

cc: Conrad C. Lysiak, Esq.
       Fax: (509) 747-1770